UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

New growth for Shell in Upstream Americas

Calgary, 28 September 2010

Royal Dutch Shell plc (“Shell”) reconfirmed strong momentum in its businesses in the Americas for a group of shareholders and analysts today, visiting Upstream assets in Canada. Shell’s oil & gas production in the region could reach 1 million barrels of oil equivalent per day in 2014, an increase of some 40% on current levels, subject to the pace of investment, which could be some $40 billion for the 2011-14 period.
Shell’s world-wide strategic framework is set around three distinct themes:
performance focus, delivering growth, and maturing new project options.
The “Transition 2009” reorganisation, now completed, created the Upstream
Americas division, simplifying Shell’s businesses, and underpinning some $1 billion of Upstream cost reduction achievement. Upstream Americas is now organised along four strategic lines, namely heavy oil, onshore gas, deep water and exploration. This has created a strong platform for new performance focus, capital efficiency, and faster implementation of strategy.
Shell has invested over $60 billion in Upstream Americas since 2004 including development of new fields, new exploration leases, and acquisitions of undeveloped resources positions.
Development and rationalisation of this portfolio continues, with an emphasis on asset quality, profitable growth and capital efficiency. Upstream Americas asset sales proceeds are expected to exceed $2 billion in 2010-11, part of Shell’s world-wide plans for $7-8 billion of disposals.
In heavy oil, the recent start-up of the Jackpine Mine takes the Athabasca Oil
Sands Project (“AOSP”, Shell 60%) to a total capacity of 255,000 bbl/d, developing over 3 billion barrels of resources. After a period of rapid growth in the last decade, AOSP’s next focus is on delivering operating synergies and debottlenecking these facilities, whilst retaining longer-term options for additional expansion. Shell has a strong track record in cold production and enhanced oil recovery in California, and growth potential in Canada, where studies are underway for an 80,000 bbl/d in-situ project at Carmon Creek.
Shell is set for strong growth in tight gas, with North America resources potential of around 40 tcfe, following a series of acquisitions and acreage deals. Shell now has an opportunity to deploy technology and drilling know-how at a large scale, to grow production and to reduce unit costs. Shell’s North
America tight gas production could double from 2009 to 2015, with the potential to reach over 400,000 barrels of oil equivalent per day (boe/d), subject to the pace of investment.
The outlook for deep water remains positive, despite the current drilling moratorium in the Gulf of Mexico. Shell is today announcing the final investment decision on a 100,000 boe/d tension leg platform in the Gulf, called Mars B
(Shell 71.5%), part of Shell’s post-2014 growth potential.

Exploration performance continues apace, with Gulf of Mexico drilling activities in 2009 and 2010 adding over 500 million boe for Shell, including the 2010
Appomattox discovery, which has total resources in excess of 250 million boe, where Shell has an 80% share. These finds are part of a portfolio with >250,000 boe/d of production potential for Shell in the Gulf of Mexico. The exploration outlook is positive, with a substantial inventory of new prospects, including plans to drill in Alaska in 2011.
Marvin Odum, Shell’s Director of Upstream Americas commented “Our portfolio development over recent years has built a strong platform for the future, and
Upstream Americas is entering a phase of strong and profitable growth. We expect to invest around $10 billion per year in this region to 2014, when oil & gas production could reach 1 million boe/d. This growth potential underpins Shell’s
2014 world-wide aspiration for 3.7 million boe/d of production.”
Shell’s CEO Peter Voser commented “We are delivering on Shell’s three key strategic themes in Upstream Americas and world-wide: performance focus, production growth and maturing new project options. Shell’s oil & gas will be an important part of the energy mix in this region, and Upstream Americas will be a key growth engine for Shell in the years to come.”
Enquiries
Media Relations
Shell International Media Relations: +31 70 377 3600

Investor Relations
The Hague – Tjerk Huysinga: +31 70 377 3996 / +44 207 934 3856
USA – Harold Hatchett: +1 713 241 1042

Cautionary note
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this press release “Shell”, “Shell group”
and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this press release refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies”
or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this press release, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 34% shareholding in Woodside Petroleum Ltd.)
ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This press release contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’,
‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’,
‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this press release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Shell’s products; (c)
currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.
Readers should not place undue reliance on forward-looking statements.
Additional factors that may affect future results are contained in Royal Dutch
Shell’s 20-F for the year ended December 31, 2009 (available at
www.shell.com/investor and www.sec.gov - opens in new window). These factors also should be considered by the reader.  Each forward-looking statement speaks only as of the date of this press release, 28 September 2010. Neither Royal
Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this press release.
The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  We may have used certain terms in this press release that SEC's guidelines strictly prohibit us from including in filings with the SEC.  U.S.
Investors are urged to consider closely the disclosure in our Form 20-F, File No
1-32575, available on the SEC website www.sec.gov - opens in new window. You can also obtain these forms from the SEC by calling 1-800-SEC-0330

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 29 September 2010	By:	/s/ Michiel Brandjes
	Name:	Michiel Brandjes
	Title:	Company Secretary